Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Western Acquisition Ventures Corp. (the “Company”) on Amendment No. 1 to Form S-1 (File No. 333-260384) of our report dated July 13, 2021, except for Note 8, as to which the date is December 1, 2021, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Western Acquisition Ventures Corp. as of June 16, 2021 and for the period from April 28, 2021 (inception) through June 16, 2021, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Boston, MA

December 1, 2021